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                                                              Exhibit (a)(1)(C)


                               [TUCOWS LETTERHEAD]


     As you may be aware, many of our outstanding options grants have exercise (or strike) prices that are significantly higher than the current market price of our common stock. Our Board of Directors is concerned that, for those employees who received option grants with strike prices reflecting these high valuations, we are not creating a meaningful long-term performance incentive.

     As a result, I am pleased to announce that our Board has approved a voluntary stock option exchange program for our employees.

     The exchange program will offer employees who hold stock options with an exercise price of $2.21 or higher the opportunity to exchange these options for new options to be granted approximately 6 months and one day from the expiration of the offer. The grant date for new options is anticipated to be in late June 2002. The number of new options will be equal to the number of shares subject to options tendered by each eligible option holder and accepted for exchange by us.

     Eligible employees will have until December 28, 2001, to elect to participate in the program.

     Attached are the offer documents relating to this program. Please read through these documents very carefully to learn about the terms and features of the program.

     Please note that neither Tucows nor anyone acting on behalf of Tucows is making a recommendation to you as to whether or not you should participate in the option exchange. Each employee must make his or her own decision.

     Brenda Lazare, our General Counsel, will be available to answer any questions that you may have about the program. Brenda can be reached by telephone at (416) 538-5488 or by e-mail at blazare@tucows.com.

                                             Thank you,

                                             Elliot Noss
                                             President & Chief Executive Officer